Exhibit 99.1

Confidential

China New Borun Announces Third Quarter 2015 Unaudited Financial Results

Beijing, China, November 11, 2015 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We are very pleased with Borun’s strong third quarter 2015 financial results. Driven by recovering trends in China’s baijiu industry, our third quarter’s revenue grew 25%, and net income nearly tripled year-over-year. The strong profits combined with a sharp reduction in inventory fueled record operating cash flows of RMB624 million, which nearly doubled our cash balance to almost one billion RMB.”

“Given that the fourth quarter is seasonally peak for baijiu consumption, we are confident to sustain our improved profitability and expect net profits for full year 2015 will significantly grow from that of a year ago. Importantly, we are thrilled that in this fourth quarter’s new harvest season, the spot prices for corn continue to decrease, while the average selling price for edible alcohol remains stable. The combination of better industry fundamentals and our solid market position provides us with excellent optimism for 2016.”

Third Quarter 2015 Quick View

•	Total revenue increased 25.0% to RMB661.4 million ($104.0 million[1]) from RMB529.2 million in the third quarter of 2014.

•	Gross profit increased 45.7% to RMB66.3 million ($10.4 million) from RMB45.5 million in the third quarter of 2014.

•	Net income increased 272.9% to RMB21.8 million ($3.4 million) from RMB5.8 million in the third quarter of 2014.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.85 ($0.13) for the quarter ended September 30, 2015. Each ADS represents one of the Company's ordinary shares.

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[1]	This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended September 30, 2015 were made at a rate of RMB6.3613 to USD1.00, the rate published by the People’s Bank of China on September 30, 2015. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Confidential

Third Quarter 2015 Financial Performance

For the third quarter of 2015, revenue increased by 25.0% year-over-year to RMB661.4 million ($104.0 million) from RMB529.2 million in the same period of 2014. The increase in revenue was mainly attributable to higher sales volume in edible alcohol and its by-products.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol increased by 25.0% to RMB429.3 million ($67.5 million) in the third quarter of 2015, compared to RMB343.4 million in the third quarter of 2014. The sales volume of edible alcohol in the third quarter of 2015 increased by 24.1% year-over-year to 83,115 tons, and the average selling price of edible alcohol slightly increased by 0.7% year-over-year to RMB5,165 per ton.

•	Revenue from DDGS Feed increased by 20.2% to RMB140.4 million ($22.1 million) in the third quarter of 2015, compared to RMB116.8 million in the third quarter of 2014. The sales volume of DDGS Feed in the third quarter of 2015 increased by 35.0% year-over-year to 72,322 tons, while the average selling price decreased by 11.0% year-over-year to RMB1,941 per ton.

•	Revenue from liquid carbon dioxide decreased by 8.9% to RMB7.3 million ($1.1 million) in the third quarter of 2015, compared to RMB8.0 million in the third quarter of 2014. The sales volume of liquid carbon dioxide in the third quarter of 2015 increased by 31.4% year-over-year to 31,732 tons, while the average selling price decreased by 30.7% year-over-year to RMB229 per ton.

•	Revenue from crude corn oil increased by 17.2% to RMB40.1 million ($6.3 million) in the third quarter of 2015, compared to RMB34.2 million in the third quarter of 2014. The sales volume of crude corn oil in the third quarter of 2015 increased by 25.4% year-over-year to 6,291 tons, while the average selling price decreased by 6.6% year-over-year to RMB6,370 per ton.

•	Revenue from chlorinated polyethylene (CPE) increased by 83.3% to RMB44.4 million ($7.0 million) in the third quarter of 2015, compared to RMB24.2 million in the third quarter of 2014. The sales volume of CPE in the third quarter of 2015 increased by 87.0% year over year to 5,200 tons, while the average selling price decreased by 2.0% to RMB8,547 per ton.

During the third quarter of 2015, gross profit increased by 45.7% to RMB66.3 million ($10.4 million) from RMB45.5 million in the same period of 2014. Gross margin for the third quarter of 2015 increased to 10.0%, from 8.6% in the same period of 2014, which was primarily attributable to the decrease in average corn cost and increase in average selling price of edible alcohol, partly offset by the decrease in average selling price of by-products.

Operating income increased by 50.5% to RMB50.7 million ($8.0 million) in the third quarter of 2015, from RMB33.7 million in the same period of 2014, primarily attributable to higher gross profit earned.

Selling expenses increased by RMB0.8 million, or 77.7% to RMB1.9 million ($0.3 million) in the third quarter of 2015, from RMB1.1 million in the same period of 2014, which increased in line with the sales volume.

Confidential

General and administrative expenses increased by RMB2.9 million, or 27.2% to RMB13.6 million ($2.1 million) in the third quarter of 2015, from RMB10.7 million in the same period of 2014.

Income tax expenses in the third quarter of 2015 were RMB7.3 million ($1.1 million), representing an effective tax rate of 25.0%.

Net income increased by 272.9% to RMB21.8 million ($3.4 million) in the third quarter of 2015, compared to RMB5.8 million in the same quarter of 2014. In the third quarter of 2015, basic and diluted earnings per share and per ADS were RMB0.85 ($0.13), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of September 30, 2015, cash and bank deposits of RMB994.7 million ($156.4 million) increased by RMB101.9 million, compared with RMB892.8 million as of December 31, 2014. Cash flows provided by operating activities for the third quarter of 2015 were RMB624.0 million ($98.0 million), which was mainly attributable to higher net profits and lower inventories.

Financial Outlook

The Company estimates that its revenue for the fourth quarter of 2015 will be in the range of RMB650 million ($102.2 million) to RMB700 million ($110.0 million), an increase of approximately 6.6% to 14.8% over the same quarter of 2014.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Thursday, November 12, 2015 (9:00 p.m. Beijing time on Thursday, November 12, 2015) to discuss the results and highlights from the third quarter of 2015 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	66099135

A replay of the webcast will be accessible through November 20, 2015 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	66099135

Confidential

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and chlorinated polyethylene (CPE) and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)

+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Confidential

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2014	September 30, 2015
	RMB	RMB	US$
Assets
Cash	830,430,168	994,664,390	156,361,811
Restricted cash	62,370,000	—	—
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	531,480,981	482,893,172	75,911,083
Held-to-maturity debt securities	—	98,720,762	15,518,960
Inventories	496,754,625	314,858,032	49,495,863
Advance to suppliers	52,577,513	223,416	35,121
Other receivables	73,593,217	51,330,734	8,069,221
Prepaid expenses	4,562,333	4,500,000	707,403
Total current assets	2,051,768,837	1,947,190,506	306,099,462
Property, plant and equipment, net	1,096,055,659	1,025,666,720	161,235,395
Land use right, net	136,125,360	134,000,927	21,065,022
Intangible assets, net	5,822,528	2,952,846	464,189
Other non-current assets	5,562,810	1,711,635	269,070
Total assets	3,295,335,194	3,111,522,634	489,133,138

Liabilities and shareholders’ equity
Trade accounts payable	17,055,679	44,696,744	7,026,354
Accrued expenses and other payables	86,729,443	87,920,628	13,821,172
Income taxes payable	6,205,515	13,699,971	2,153,643
Short-term borrowings	901,000,000	803,200,000	126,263,500
Current portion of long-term borrowings	24,000,000	24,000,000	3,772,814
Bonds Payable	500,000,000	320,000,000	50,304,183
Total current liabilities	1,534,990,637	1,293,517,343	203,341,666
Long-term borrowings	84,000,000	66,000,000	10,375,238
Total liabilities	1,618,990,637	1,359,517,343	213,716,904

Shareholders’ equity
Ordinary share – (December 31, 2014 and September 30, 2015: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	73,590,648
Retained earnings – appropriated	134,277,095	134,277,095	21,108,436
Retained earnings – unappropriated	1,074,210,923	1,149,905,084	180,765,737
Accumulated other comprehensive loss	(451,244)	(484,671)	(74,312)
Total shareholders’ equity	1,676,344,557	1,752,005,291	275,416,234
Total liabilities and shareholders’ equity	3,295,335,194	3,111,522,634	489,133,138

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

Confidential

	For the three-month period ended,
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$

Revenues	529,187,562	720,638,443	661,425,029	103,976,393
Cost of goods sold	483,683,441	632,954,711	595,147,823	93,557,578
Gross profit	45,504,121	87,683,732	66,277,206	10,418,815
Operating expenses:
Selling	1,085,428	1,866,280	1,928,963	303,234
General and administrative	10,705,813	13,506,488	13,615,056	2,140,295
Total operating expenses	11,791,241	15,372,768	15,544,019	2,443,529
Operating income	33,712,880	72,310,964	50,733,187	7,975,286

Other (income) expenses:
Interest income	(469,678)	(4,017,821)	(3,120,573)	(490,556)
Interest expense	25,407,558	24,018,082	23,234,892	3,652,538
Others, net	983,190	1,490,237	1,561,751	245,509
Total other expense, net	25,921,070	21,490,498	21,676,070	3,407,491
Income before income taxes	7,791,810	50,820,466	29,057,117	4,567,795
Income tax expense	1,947,952	12,705,116	7,264,280	1,141,949
Net income	5,843,858	38,115,350	21,792,837	3,425,846

Earnings per share:
Basic and diluted	0.23	1.48	0.85	0.13
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

Confidential

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the nine-month period ended,
	September 30, 2014	September 30, 2015
	RMB	RMB	US$

Revenues	1,823,806,418	1,952,988,691	307,010,940
Cost of goods sold	1,620,279,819	1,739,791,689	273,496,249
Gross profit	203,526,599	213,197,002	33,514,691
Operating expenses:
Selling	3,834,906	4,997,915	785,675
General and administrative	31,900,401	38,935,253	6,120,644
Total operating expenses	35,735,307	43,933,168	6,906,319
Operating income	167,791,292	169,263,834	26,608,372

Other (income) expenses:
Interest income	(1,632,625)	(9,401,783)	(1,477,966)
Interest expense	78,127,550	73,662,328	11,579,760
Others, net	3,112,608	4,077,740	641,023
Total other expense, net	79,607,533	68,338,285	10,742,817
Income before income taxes	88,183,759	100,925,549	15,865,555
Income tax expense	22,045,940	25,231,388	3,966,389
Net income	66,137,819	75,694,161	11,899,166

Earnings per share:
Basic and diluted	2.57	2.94	0.46
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000